UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

FS KKR CAPITAL CORP. II

(Exact name of Registrant as specified in its charter)

Maryland	80-0741103
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

201 Rouse Boulevard

Philadelphia, Pennsylvania

(Address of Principal Executive Offices; Zip Code)

Registrant’s telephone number, including area code: (215) 495-1150

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: N/A.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of the Registrant’s Securities to be Registered

FS KKR Capital Corp. II, a Maryland corporation (the “Company,” “Registrant,” “we,” “us” or “our”) was formed under the laws of the state of Maryland on July 12, 2011 and formally commenced investment operations on June 18, 2012. The shares of common stock, par value $0.001 per share (“Common Stock”), of the Company were previously registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Registration Statement on Form 8-A filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2012. In connection with the proposed listing of our Common Stock on the New York Stock Exchange (the “Listing”), our Common Stock will be registered pursuant to Section 12(b) of the Exchange Act.

In connection with the Listing, at the 2019 annual meeting of the Company’s stockholders (the “Annual Meeting”), we sought and received stockholder approval of certain changes to our charter. These changes were reflected in the Second Articles of Amendment and Restatement of the Company (the “Amended and Restated Charter”), filed with the State Department of Assessments and Taxation of Maryland on December 18, 2019 and attached hereto as Exhibit 2.1. On June 10, 2020, the Company filed Articles of Amendment to its Amended and Restated Charter (the “Reverse Stock Split Amendment”) with the State Department of Assessments and Taxation of Maryland to effect a 4-for-1 reverse split of the Company’s Common Stock (the “Reverse Stock Split”). The Reverse Stock Split became effective in accordance with the terms of the Reverse Stock Split Amendment on June 10, 2020. On June 10, 2020, the Company also filed a separate Articles of Amendment to its Amended and Restated Charter (the “Par Value Amendment”) with the State Department of Assessments and Taxation of Maryland to provide that there will be no change in the par value of $0.001 per share as a result of the Reverse Stock Split. The Reverse Stock Split Amendment and the Par Value Amendment are attached hereto as Exhibits 2.4 and 2.5, respectively. On May 26, 2020, our board of directors approved our Fourth Amended and Restated Bylaws (the “Amended and Restated Bylaws”) to be effective upon the Listing. A form of the Amended and Restated Bylaws is attached hereto as Exhibit 2.4. On May 26, 2020, our board of directors also approved a form of our Second Amended and Restated Distribution Reinvestment Plan (the “Amended and Restated DRP”), which will become effective upon the Listing. A form of the Amended and Restated DRP is attached hereto as Exhibit 2.5. The summary below reflects the provisions of the Amended and Restated Charter, the Amended and Restated Bylaws and the Amended and Restated DRP and is qualified in its entirety by the more detailed information contained in such documents, as well as to the Maryland General Corporation Law (the “MGCL”), all of which govern the rights of our stockholders.

Our Amended and Restated Charter authorizes us to issue up to 950,000,000 shares of capital stock, 900,000,000 of which are classified as Common Stock and 50,000,000 of which are classified as preferred stock. A majority of our board of directors, without any action by our stockholders, may amend our Amended and Restated Charter to increase or decrease the aggregate number of shares of capital stock or the number of shares of capital stock of any class or series that we have authority to issue.

Our Amended and Restated Charter contains a provision permitting our board of directors to authorize the issuance from time to time of shares of capital stock of the Company of any class or series or securities or rights convertible into capital stock of any class or series for such consideration as our board of directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Amended and Restated Charter or the Amended and Restated Bylaws. Our Amended and Restated Charter also contains a provision permitting our board of directors to classify or reclassify any unissued shares of the capital stock of the Company in one or more classes or series, including, without limitation, preferred stock, by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of such shares of capital stock. We believe that the power to classify or reclassify unissued shares of capital stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and investments and in meeting other needs that might arise.

Common Stock

Under the terms of our Amended and Restated Charter and the MGCL, all shares of our Common Stock have equal rights as to voting. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, shares of our Common Stock have no preemptive, exchange, conversion, redemption or appraisal rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our Common Stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided by our board of directors in setting the terms of classified or reclassified stock, the holders of our Common Stock possess exclusive voting power. There is no cumulative voting.

Preferred Stock

Under the terms of our Amended and Restated Charter, our board of directors is authorized to classify or reclassify any unissued shares of our capital stock into one or more classes or series, including preferred stock. The board of directors has discretion to determine the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications, or terms or conditions of redemption of each class or series of preferred stock.

Preferred stock may be issued with rights and preferences that would adversely affect the holders of Common Stock. Preferred stock may also be used as an anti-takeover device. Every issuance of preferred stock will be required to comply with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). The 1940 Act requires, among other things, that (1) immediately after issuance of preferred stock and before any distribution is made with respect to our Common Stock and before any purchase of Common Stock is made, the aggregate involuntary liquidation preference of such preferred stock together with the aggregate involuntary liquidation preference or aggregate value of all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

We currently have no preferred stock issued or outstanding. Our board of directors has no present plans to issue shares of preferred stock, but it may do so at any time in the future without stockholder approval.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The MGCL and our Amended and Restated Charter and Amended and Restated Bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Board of Directors

Our Amended and Restated Charter provides that the number of directors will be ten, and may be increased or decreased by our board of directors in accordance with our Amended and Restated Bylaws but may not be less than the minimum number required by the MGCL. Our Amended and Restated Charter also provides that the board of directors shall be divided into three classes, as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholders. Generally, at each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting shall be elected for a term ending at the third annual meeting of stockholders following his or her election and until their successors are duly elected and qualify or until his or her earlier resignation, removal from office, death or incapacity. Directors may be elected to an unlimited number of successive terms.

Our Amended and Restated Bylaws provide that a director shall be elected only if such director receives the affirmative vote of a majority of the total votes cast for and against such nominee at a meeting of stockholders duly called and at which a quorum is present. However, directors shall be elected by a plurality of votes cast at a meeting of stockholders duly called and at which a quorum is present for which (i) the secretary of the Company receives notice that a stockholder has nominated an individual for election as a director in compliance with the requirements of advance notice of stockholder nominees for directors set forth in our Amended and Restated Bylaws and (ii) such nomination has not been withdrawn by such stockholder on or before the close of business on the 10th day before the date of filing of the definitive proxy statement of the Company with the SEC and, as a result of which, the number of nominees is greater than the number of directors to be elected at the meeting.

Except as may be provided by our board of directors in setting the terms of any class or series of capital stock, pursuant to an election in our Amended and Restated Charter as permitted by the MGCL, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Pursuant to our Amended and Restated Charter, subject to the rights of holders of one or more classes or series of capital stock to remove one or more directors, any director or the entire board of directors may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds of the shares of Common Stock entitled to vote generally in the election of directors. Pursuant to our Amended and Restated Bylaws, any director may resign at any time by delivering his or her resignation to the board of directors, the chairman of the board or the secretary, which such resignation shall take effect immediately upon its receipt or at such later time specified in the resignation.

We currently have a total of eleven members on our board of directors, nine of whom are independent directors. A director is considered independent if he or she is not an “interested person” as that term is defined under Section 2(a)(19) of the 1940 Act. Our Amended and Restated Charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of his or her successor.

Action by Stockholders

The MGCL provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits the consent in lieu of a meeting to be less than unanimous, which our Amended and Restated Charter does not). These provisions, combined with the requirements of our Amended and Restated Bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our Amended and Restated Bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of our board of directors or (c) by a stockholder who was a stockholder of record at the record date set by the board of directors for the meeting, at the time of giving notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on each individual so nominated or on such other business to be conducted and who has complied with the advance notice procedures of the Amended and Restated Bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (x) by our board of directors or (y) provided that our board of directors has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record at the record date set by the board of directors for the meeting, at the time of giving notice and at the time of the meeting (and any postponement or adjournment thereof), who is entitled to vote at the meeting on each individual so nominated and who has complied with the advance notice provisions of the Amended and Restated Bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our Amended and Restated Bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our Amended and Restated Bylaws provide that special meetings of stockholders may be called by a majority of our entire board of directors and certain of our officers. In addition, our Amended and Restated Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, action that requires stockholder approval, including our dissolution, a merger or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business must be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, the affirmative vote of the holders of shares entitled to cast at least 80% of all the votes entitled to be cast on the matter, with each class that is entitled to vote on the matter voting as a separate class, shall be required to effect any amendment to our charter to make our Common Stock a “redeemable security” or convert us, whether by merger or otherwise, from a “closed-end company” to an “open-end company” (as such terms are defined in the 1940 Act), to cause our liquidation or dissolution or any amendment to our charter to effect any such liquidation or dissolution, or to amend certain charter provisions, provided that, if the Continuing Directors (as defined in our charter), by a vote of at least two-thirds of such Continuing Directors, in addition to approval by the board of directors, approve such amendment, the affirmative vote of only the holders of stock entitled to cast a majority of all the votes entitled to be cast on the matter shall be required.

Our Amended and Restated Charter and Amended and Restated Bylaws provide that our board of directors has the exclusive power to alter, amend or repeal any provision of our Amended and Restated Bylaws and make new bylaws.

No Appraisal Rights

In certain extraordinary transactions, the MGCL provides the right to dissenting stockholders to demand and receive the fair value of their shares, subject to certain procedures and requirements set forth in the statute. Those rights are commonly referred to as appraisal rights. As permitted by the MGCL, our Amended and Restated Charter provides that stockholders will not be entitled to exercise appraisal rights.

Distribution Policy

Subject to our board of directors’ discretion and applicable legal restrictions, we currently intend to authorize and declare ordinary cash distributions on a quarterly basis and pay such distributions on a quarterly basis. From time to time, we may also pay special interim distributions in the form of cash or shares of our Common Stock in the discretion of our board of directors.

During certain periods, our distributions may exceed our earnings. As a result, it is possible that a portion of the distributions we make may represent a return of capital for tax purposes. A return of capital generally is a return of an investor’s investment rather than a return of earnings or gains derived from our investment activities. Each year a statement on Form 1099-DIV identifying the sources of the distributions will be mailed to our stockholders.

We currently intend to continue to make our ordinary distributions in the form of cash out of assets legally available for distribution. Pursuant to our current distribution reinvestment plan, stockholders may elect to have the full amount of ordinary cash distributions reinvested in additional shares of Common Stock. In contemplation of the Listing, our board of directors has approved the amendment of the current distribution reinvestment plan, subject to the Listing. Subject to applicable legal restrictions and the discretion of our board of directors, we expect to adopt the Amended and Restated DRP following and in connection with the Listing. Pending the adoption of the Amended and Restated DRP, stockholders who had elected to participate in the current distribution reinvestment plan will receive cash rather than shares of our Common Stock in respect of any cash distribution declared. Any distributions reinvested under the plan will nevertheless remain taxable to a U.S. stockholder.

We may fund our cash distributions to stockholders from any sources of funds available to us, including offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets and dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies. We have not established limits on the amount of funds we may use from available sources to make distributions. The timing and amount of any future distributions to stockholders are subject to applicable legal restrictions and the sole discretion of our board of directors.

Control Share Acquisitions

The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, which we refer to as the Control Share Acquisition Act. Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right to repurchase control shares is subject to certain conditions and limitations, including, in our case, compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or, if a meeting of stockholders at which the voting rights of the shares are considered and not approved is held, as of the date of such meeting. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (b) to acquisitions approved or exempted by our Amended and Restated Charter or Amended and Restated Bylaws. Our Amended and Restated Bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. However, we will amend our Amended and Restated Bylaws to be subject to the Control Share Acquisition Act only if our board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Stockholder Liability

The MGCL provides that our stockholders are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.

Under our Amended and Restated Charter, our stockholders shall not be liable for any debt, claim, demand, judgment or obligation of any kind by reason of being a stockholder, nor shall any stockholder be subject to any personal liability by reason of being a stockholder.

Business Combinations

Under the MGCL, certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. We refer to these provisions as the Business Combination Act. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he, she or it otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors may adopt a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. Any such resolution, however, may be altered or repealed in whole or in part at any time. If any such resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Additional Provisions of the Maryland General Corporation Law

The MGCL provides that a Maryland corporation that is registered under the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to certain corporate governance provisions. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. A board of directors classified in that manner cannot be altered by amendment to the charter of the corporation. Further, a board of directors may also, by electing into applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the right to fix the number of directors;

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote; and

•

provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum.

In addition, if a board of directors is classified, a director elected to fill a vacancy under this provision will serve for the balance of the unexpired term instead of until the next annual meeting of stockholders. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute. We are not prohibited from implementing any or all of the statute, and have granted our board of directors the right to fill all vacancies on the board of directors pursuant to this provision.

Conflict with the 1940 Act

Our Amended and Restated Bylaws provide that, if and to the extent that any provision of the MGCL, including Subtitle 6 and, if then applicable, Subtitle 7, of Title 3 of the MGCL, or any provision of the Amended and Restated Charter or Amended and Restated Bylaws conflicts with any mandatory provision of the 1940 Act, then the applicable provision of the 1940 Act shall control.

Item 2.	Exhibits

2.1	Second Articles of Amendment and Restatement of the Company. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on December 18, 2019.)

2.2	Articles of Amendment. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on December 18, 2019.)

2.3	Articles of Amendment. (Incorporated by reference to Exhibit 3.3 to the Company’s Current Report on Form 8-K filed on December 18, 2019.)

2.4	Articles of Amendment of the Company. (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on June 10, 2020.)

2.5	Articles of Amendment of the Company. (Incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on June 10, 2020.)

2.6	Form of Fourth Amended and Restated Bylaws.*

2.7	Form of Second Amended and Restated Distribution Reinvestment Plan.*

* Filed herewith.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 15, 2020

FS KKR CAPITAL CORP. II a Maryland corporation

By:	/s/ Stephen S. Sypherd
Name: Stephen S. Sypherd
Title: General Counsel and Secretary